

March 19, 2024

Paul J. Lawrence
Senior Vice President and Chief Financial Officer
Commercial Metals Company
6565 N. MacArthur Blvd.
Irving, TX 75039

      Re: Commercial Metals Company
          Form 8-K Filed January 8, 2024
          Response dated March 14, 2024
          File No. 001-04304

Dear Paul J. Lawrence:

We have reviewed your March 14, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 29, 2024 letter.

Form 8-K Filed January 8, 2024

Exhibit No. 99.1, page 12

1.   Please refer to prior comment 2 of our letter dated February 29, 2024. Based on your March 14, 2024 response, mill operational commissioning costs appear to be normal operating expenses necessary to operate your business. As such, the adjustment to your non-GAAP financial measures for these costs appears to be inconsistent with Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your presentations in future filings to remove this adjustment from your non-GAAP financial measures.

Please contact Jeffrey Gordon at 202-551-3866 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing